FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 07 March, 2007


                                File no. 0-17630


                                 Deferred shares



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Deferred shares




7th March 2007


PURCHASE OF SHARES BY
THE TRUSTEES OF THE CRH plc EMPLOYEE BENEFIT TRUST


The Trustees of the CRH plc Employee Benefit Trust purchased 27,917 Ordinary shares of EUR0.32 each in CRH plc on 7th March 2007 at EUR32.00 per Ordinary share for the purposes of satisfying, in due course, awards of deferred shares under the CRH plc performance-related incentive plan.



Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340



_______________________




                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 07 March, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director